

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 9, 2017

<u>Via E-mail</u>
Xiangyang Guo
Chief Executive Officer
Jinxuan Coking Coal Limited
South Zhonghuan Street 529, C-12, rooms 1204 and 1205
Taiyuan, Shanxi, PRC

> **Re: Jinxuan Coking Coal Limited**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted October 31, 2017**
> **CIK No. 0001715194**

Dear Mr. Guo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2017 letter.

<u>Financial Statements</u>

<u>Index to Financial Statements, page F-1</u>

1.   Please update to include interim financial statements and related disclosures. Refer to Item 8.A.5 of Form 20-F.

<u>Statements of Operations and Comprehensive Income (Loss), page F-4</u>

2.   Please present cost of revenue to related party and third party separately in your financial statements. Refer to Rule 5-03.2 of Regulation S-X.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Arila Zhou, Esq.
        Hunter Taubman Fischer & Li LLC